UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Mariner Health Care, Inc.

(Name of Issuer)

Common Stock,  par value $0.01 per share

(Title of Class of Securities)

56845X10800

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56845X10800

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,747,092

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,747,092

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,747,092

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.74%

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,985,290

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,985,290

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,985,290

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.93%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,486,215

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,486,215

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,486,215

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.43%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 7 amends and restates in its entirety the Amendment No. 6 to the Schedule 13D (the “Schedule 13D”) of Oaktree Capital Management, LLC, OCM Opportunities Fund II, L.P. and OCM Opportunities Fund III, L.P. filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2003 relating to the common stock, par value $0.01 per share of Mariner Health Care, Inc.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Mariner Health Care, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is One Ravinia Drive, Suite 1500, Atlanta, GA 30346.

Item 2.	Identity and Background
This Schedule 13D is filed on behalf of:

(i)            Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as the general partner and/or investment manager of the OCM Funds (as defined below) and the Oaktree Accounts (as defined below);

(ii) OCM Opportunities Fund II, L.P., a Delaware limited partnership (“Opportunities Fund II”); and
(iii) OCM Opportunities Fund III, L.P., a Delaware limited partnership (“Opportunities Fund III” and, together with Opportunities Fund II, the “OCM Funds”).

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The OCM Funds are limited partnerships which generally invest in securities and obligations of distressed entities.  Oaktree is also the investment manager of a third party trust account (the “Oaktree Trust Account”) and a third party separate account (the “Oaktree Separate Account”, and together with the Oaktree Trust Account, the “Oaktree Accounts”).  The Oaktree Accounts invest in securities and obligations similar to those in which the OCM Funds invest.  Based on Oaktree's relationship with the OCM Funds and the Oaktree Accounts, Oaktree may be deemed to beneficially own the shares of Common Stock of the Issuer held by the OCM Funds and the Oaktree Accounts.  Neither the Oaktree Separate Account nor the Oaktree Trust Account beneficially owns more than 5% of shares of the Common Stock of the Issuer.

(a)-(c) & (f)

Oaktree is the general partner and/or investment manager of the OCM Funds and Oaktree Accounts.  The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  Each individual listed below is a citizen of the United States of America.

Executive Officers & Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
John W. Moon	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel

Portfolio Manager
Bruce A. Karsh	President and Principal

(d)-(e)

During the last five years, neither Oaktree, the OCM Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Opportunities Fund II and Opportunities Fund III beneficially own 2,985,290 and 2,486,215 shares, respectively, of the Issuer’s Common Stock as of the date hereof.  Mariner Post-Acute Network Inc., a Delaware corporation (the predecessor-in-interest to the Issuer, “Old Mariner”), and certain of its subsidiaries filed for bankruptcy on January 18, 2000 under Chapter 11 of the United States Bankruptcy Code.  Pursuant to the Second Amended Joint Plan of Reorganization of Old Mariner and its debtor subsidiaries (the “Plan”), which Plan was confirmed by the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) pursuant to an order entered into on March 25, 2002, the OCM Funds were entitled to receive shares of the Issuer’s Common Stock as of May 13, 2002, the effective date of the Plan.  The OCM Funds were entitled to receive such shares because they beneficially owned Class SP-1 bank loan claims under the Plan.  Under the Plan, Class SP-1 bank loan claims were held by lenders under Old Mariner’s pre-petition credit facilities.  Opportunities Fund II and Opportunities Fund III beneficially held approximately $111,941,783 and $93,652,065, respectively, of bank loans under such prepetition credit facilities, which were funded through the OCM Funds’ working capital.  Pursuant to the terms of the Plan, the bank loan claims of the OCM Funds were satisfied in exchange for the distribution of 1,880,427 shares of Common Stock of the Issuer to OCM Opportunities Fund II and 1,573,191 shares of the Common Stock of the Issuer to OCM Opportunities Fund III.

On October 4, 2002, it came to the attention of Oaktree that subsequent to the Issuer’s emergence from bankruptcy, the Common Stock has continued to be publicly traded and that the Issuer has continued to file reports under the Securities Exchange Act of 1934, as amended.

In addition, the OCM Funds have purchased additional shares of the Common Stock of the Issuer in open market purchases, which were funded through the OCM Funds’ working capital.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of the Common Stock held by the OCM Funds were acquired pursuant to the terms of the Plan.  The OCM Funds currently intend to hold such shares for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the OCM Funds, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the OCM Funds or by other accounts or funds of which Oaktree is the general partner and/or investment manager or whether the OCM Funds or any such other accounts or funds will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree and/or the OCM Funds may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date of this Schedule 13D, Opportunities Fund II beneficially owns and has sole power to vote and dispose of 2,985,290 shares of the Issuer’s Common Stock (approximately 14.93% of the outstanding shares of the Issuer’s Common Stock). As of the date of this Schedule 13D, Opportunities Fund III beneficially owns and has sole power to vote and dispose of 2,486,215 shares of the Issuer’s Common Stock (approximately 12.43% of the outstanding shares of the Issuer’s Common Stock).

As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the OCM Funds and the investment manager of the Oaktree Accounts, may be deemed to beneficially own 5,747,092 shares of Common Stock of the Issuer (approximately 28.74%of the outstanding shares of the Issuer’s Common Stock) held by the OCM Funds and the Oaktree Accounts.

(b)  Oaktree has discretionary authority and control over all of the assets of the OCM Funds and the Oaktree Accounts pursuant to its status as general partner of the OCM Funds and investment manager of the Oaktree Accounts, including the power to vote and dispose of the Issuer’s Common Stock.  Therefore, Oaktree has the power to vote and dispose of 5,747,092 shares of the Issuer’s Common Stock.

Oaktree and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Funds and the Oaktree Accounts and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c) (i) On March 2, 2004, the OCM Funds and the Oaktree Accounts sold the following number of shares of the Common Stock of the Issuer in the open market at a purchase price of $22.50 per share:
Opportunities Fund II – 7,792 shares Opportunities Fund III – 6,489 shares Oaktree Accounts, collectively – 719 shares
(ii) On March 4, 2004, the OCM Funds and the Oaktree Accounts sold the following number of shares of the Common Stock of the Issuer in the open market at a purchase price of $21.445 per share:
Opportunities Fund II — 96,097 shares Opportunities Fund III — 80,032 shares Oaktree Accounts, collectively — 8,871 shares

Other than the transactions described in Item 3 and this Item 5(c), neither the OCM Funds nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock since the most recent filing on Schedule 13D.

(d) None
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner of the OCM Funds, receives a management fee for managing the assets of the OCM Funds and has a carried interest in the OCM Funds.

The Issuer has entered into registration rights agreements with an affiliate of the OCM Funds and the Oaktree Accounts, for the benefit of the OCM Funds and Oaktree Accounts, relating to the Common Stock and the second priority secured notes due 2009 of the Issuer that were also issued pursuant to the Plan.  Such registration rights agreements provide for certain rights to require the

Issuer to register for resale under the Securities Act of 1933, as amended, the shares and notes the OCM Funds and the Oaktree Accounts received under the Plan.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Funds.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1-

A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d﷓1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Amendment No.6 to the Schedule 13D as filed by Oaktree Capital Management, LLC, OCM Opportunities Fund II, L.P. and OCM Opportunities Fund III, L.P. on December 16, 2003).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of March 11, 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Matthew Barrett
Matthew Barrett
Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal

OCM OPPORTUNITIES FUND II, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:	/s/ Matthew Barrett
Matthew Barrett
Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal

OCM OPPORTUNITIES FUND III, L.P.
By: Oaktree Capital Management, LLC,
its general partner

By:	/s/ Matthew Barrett
Matthew Barrett
Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal